                                                               Exhibit (a)(1)(Y)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------------------
                                                     :
OMNICARE, INC.,                                      :
                                                     :
                            Plaintiff,               :
                                                     :       C.A. No. 19800
                                                     :
                  -vs.-                              :
                                                     :
NCS HEALTHCARE, INC., et al.,                        :
                                                     :
                            Defendants.              :
                                                     :
------------------------------------------------------




                        PLAINTIFF'S MEMORANDUM OF LAW IN
                    OPPOSITION TO THE NCS DEFENDANTS' MOTION
                 TO DISMISS OMNICARE'S SECOND AMENDED COMPLAINT
                 ----------------------------------------------



Of Counsel:                             POTTER ANDERSON & CORROON LLP
                                        Donald J. Wolfe, Jr.
Robert C. Myers                         Kevin R. Shannon
Seth C. Farber                          Michael A. Pittenger
James P. Smith III                      John M. Seaman
David F. Owens                          Hercules Plaza
Melanie R. Moss                         1313 N. Market Street
DEWEY BALLANTINE LLP                    P.O. Box 951
1301 Avenue of the Americas             Wilmington, DE 19899
New York, New York  10019-6092          (302) 984-6000
(212) 259-8000
                                        Attorneys for Plaintiff Omnicare, Inc.
Dated:  October 17, 2002

         Plaintiff Omnicare, Inc. ("Omnicare") respectfully submits this memorandum of law in opposition to the motion of Defendants NCS Healthcare, Inc. ("NCS"), Boake A. Sells and Richard L. Osborne (collectively, the "NCS Defendants") to dismiss Omnicare's Second Amended complaint.(1)


                              PRELIMINARY STATEMENT
                              ---------------------

         The NCS Defendants claim that Omnicare lacks standing to prosecute this action because Omnicare did not own shares of NCS common stock on or before July 28, 2002, the date on which NCS and its board of directors entered into a series of agreements intended to lock up an inferior merger with defendants Genesis Health Ventures, Inc. and its subsidiary, Geneva Sub, Inc. (collectively "Genesis"), and defeat a superior all-cash offer which was made by Omnicare on July 26, 2002. This argument fails for two reasons.

         First, Omnicare has standing to challenge defendants' conduct in adopting various preclusive defensive measures because Omnicare is seeking to acquire control of NCS. See Tate & Lyle PLC v. Staley Continental, Inc., 1988 WL 46064, at *8 (Del. Ch). (Ex. A) (plaintiff attacking defensive measures had standing as a potential acquiror).

         Second, as a current stockholder of NCS, Omnicare has standing to challenge the infringement of its voting rights. Specifically, Omnicare has standing to challenge certain voting agreements dated as of July 28, 2002 (the "Voting Agreements") by which two defendant NCS directors have purported to transfer voting control of NCS to Genesis. See Lipton v. News International, PLC, 514 A.2d 1075, 1078 (Del. 1986) (complaint seeking to enjoin exchange


----------
(1) Defendants Genesis Health Venture, Inc. and Geneva Sub, Inc. have also moved to dismiss for lack of standing and, by letter to the Court dated October 11, 2002, have joined in the arguments advanced in the NCS Defendants' motion. For the reasons discussed herein, both motions should be denied.

agreement alleged "special injury" in the form of interference with voting rights so as to support individual, rather than derivative, claim); Williams v. Geier, 1987 WL 11285, at *3 (Del. Ch.) (Ex. B) ("This Court has frequently recognized that claims alleging infringement of voting rights are individual claims.") (citations omitted).

                               STATEMENT OF FACTS
                               ------------------

         1. As set forth in greater detail in the Second Amended Complaint, on Sunday, July 28, 2002, NCS and its board of directors agreed to a merger with Genesis whereby Genesis would acquire the entire equity interest in NCS. Second Am. Compl.[p][p] 1-2, 42. Pursuant to an agreement and plan of merger dated as of July 28, 2002, each share of NCS common stock would be converted into a fraction of a share of Genesis common stock with a value of approximately
$1.60 per NCS share (the "Genesis Merger Agreement"). Id. [p] 42. NCS and its board of directors took these steps notwithstanding the fact that on the preceding Friday, July 26, 2002, Omnicare had sent a letter to defendant
Jon H. Outcalt, Chairman of the Board of Directors of NCS, proposing an acquisition of NCS by Omnicare at a price of $3.00 per share in cash.
Id.[p][p] 1-2, 34. The letter stated in part:

         In the context of a negotiated transaction, we are prepared to discuss all aspects of our proposal with you, including structure, economics and your views as to the proper roles for our respective management and employees in the combined company. We would also consider a stock transaction in order to allow NCS stockholders to share in the upside of the combined companies. With respect to structure, we would be willing to discuss acquiring the securities of NCS in a tender offer. We wish, and are prepared, to meet immediately with you and your directors, management and advisors to answer any questions about our proposal and to proceed with negotiations leading to the execution of a definitive merger agreement.

Id.[p] 40.

         2. The NCS board of directors completely ignored Omnicare's substantially higher, all-cash offer and instead, with the assistance of its preferred partner, Genesis, structured the merger with Genesis so that it was completely locked up. Id.[p][p] 1-6, 35, 41-45. That Sunday, July 28, 2002, the NCS board of directors entered into a series of agreements that were intended to preclude it and NCS's stockholders from ever considering or accepting any higher offer for NCS, in general, and Omnicare's $3.00 per share all-cash offer, in particular. Id.[p][p] 42-47.

         3. First, the NCS board of directors agreed not to terminate the Genesis Merger Agreement prior to the stockholder vote to approve it (the "No Termination Provision"). Id.[p][p] 4, 45. Second, defendant NCS directors Outcalt and Shaw entered into the Voting Agreements whereby they purported to
(a) grant Genesis an irrevocable proxy to vote all of their shares of NCS common stock in favor of the Genesis Merger Agreement and against any other proposal, (b) agree to vote all such shares in like manner, and (c) agree to refrain from disposing of or otherwise encumbering their shares of NCS common stock prior to consummation of the merger with Genesis - at which time their shares of NCS common stock would be extinguished and converted to shares of Genesis common stock. Id.[p][p] 4, 43. The Voting Agreements may not be terminated unless the Genesis Merger Agreement is terminated, which, as noted above, the No Termination Provision prohibits prior to the stockholder vote on the merger. Id.

         4. Because of NCS's capital structure and the Class B common stock holdings of director defendants Outcalt and Shaw (which provide them with 68% of the total voting power of all NCS stockholders), the Voting Agreements, coupled with the No Termination Provision of the Genesis Merger Agreement, create a structure intended to guarantee approval of the Genesis Merger Agreement and preclude the NCS board from accepting or even considering any higher offer. Id.[p][p] 1-9, 43-47.

         5. On August 8, 2002, Omnicare commenced a tender offer for all outstanding shares of NCS Class A and Class B common stock at a price of $3.50 per share in cash. Id.[p] 51.

         6. On August 1, 2002, Omnicare commenced this litigation against NCS, the director defendants, and Genesis. Id. [p] 49. The Second Amended Complaint alleges that: (1) director defendants Outcalt and Shaw's entry into the Voting Agreements violated NCS's Amended and Restated Certificate of Incorporation (the "NCS Charter") and has caused all shares of Class B common stock (having ten votes per share) owned by them to be automatically converted into a like number of shares of Class A common stock (having only one vote per share)
(Id. [p] [p] 4, 43, 56-62); (2) the director defendants, by agreeing to the Genesis Merger Agreement and the Voting Agreements, which preclude them from considering or accepting any proposal superior to the Genesis Merger Agreement, have abdicated their statutory responsibility to manage the business and affairs of NCS in violation of DGCL 'SS' 141(a) (Id. [p] [p] 4-9, 43-47, 64-70);(2) and (3) the director defendants violated their fiduciary duty to
NCS stockholders by:

         (a) negotiating, recommending, and approving the Genesis transaction notwithstanding obvious conflicts of interest and the fact that the director defendants were neither disinterested nor independent;

         (b) failing to take steps to obtain for NCS stockholders the highest price reasonably available after having initiated an active bidding contest for NCS;

         (c) entering into the Genesis Merger Agreement without first properly informing themselves of its terms or considering alternative bids;

         (d) approving and agreeing to the Voting Agreements;

         (e) agreeing to the other draconian and preclusive defensive devices in the Genesis Merger Agreement;


----------
(2) See Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998).

         (f) willfully and purposely refusing to explore Omnicare's bid, even when Omnicare specifically invited NCS's representatives to engage in discussions with respect to that bid;

         (g) waiving the protections of DGCL 'SS' 203 without using their leverage to obtain adequate consideration; and

         (h) refusing to declare Omnicare's $3.50 per share, fully financed all-cash tender offer a superior proposal and to recommend it to NCS's stockholders.(3)

(Second Am. Compl.[p][p] 1-9, 42-47, 71-81).


                                    ARGUMENT
                                    --------

I.  OMNICARE HAS STANDING TO ASSERT ITS CLAIMS
    BECAUSE IT IS SEEKING TO ACQUIRE CONTROL OF NCS

         7. The motion to dismiss is premised on - and relies on cases involving
- the principle that only plaintiffs who were stockholders at the operative times have standing to assert derivative claims. This action, however, is not a derivative action. Rather, Omnicare, as a potential acquirer of NCS, has standing to assert direct claims for the injury it has suffered in that capacity.

         8. It is well settled that "[c]laims challenging corporate efforts to thwart a change of control may be brought individually if the plaintiff has indicated a desire to use its holdings to gain control of the corporation." Rodman Ward, Jr., Edward P. Welch & Andrew Turezyn, FOLK ON THE DELAWARE GENERAL CORPORATE LAW, 4th ed. (2002), 'SS' 327.2.1.3, citing, inter alia, Lipton, 514 A.2d at 1078-79; MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 1985 WL 21129, at *3--5 (Del. Ch.) (Ex. C); see also Moran v. Household Int'l, Inc., 490 A.2d 1059, 1070 (Del. Ch. 1985) ("To set out an


----------
(3) Omnicare further alleges that Genesis has aided and abetted the defendant NCS directors' breach of their fiduciary duties (Second Am. Compl.[p][p] 82-87) and that the break-up fee provision of the Genesis Merger Agreement is unreasonable, invalid, and unenforceable (Id.[p][p] 88-95).

individual action, the plaintiff must allege either an injury which is separate and distinct from that suffered by other shareholders . . . or a wrong involving a contractual right of a shareholder, such as the right to vote, or to assert majority control, which exists independently of any right of the corporation.") (citations and internal quotation marks omitted), aff'd, 500 A.2d 1346 (Del.
1985); Condec Corp. v. Lunkenheimer Co., 230 A.2d 769, 777 (Del. Ch. 1967) (finding tender offeror properly asserted individual claim to remedy its unique harm by challenging board's dilutive issuance of stock to competing acquiror).

         9. The standing of a potential acquiror has been specifically recognized by this Court. See Tate & Lyle, 1988 WL 46064, at *8 (Ex. A) (holding bidder-plaintiff that brought action attacking defensive measures had standing because it brought its claims as individual claims asserted by a potential acquiror in an effort to assist its tender offer) (citing MacAndrews & Forbes, 1985 WL 21129 (Ex. C)). The NCS Defendants unsuccessfully attempt to distinguish Tate & Lyle and MacAndrews & Forbes by ignoring the analysis that the Court applied in each case.

         10. In MacAndrews & Forbes, the Court found that McAndrews & Forbes' attack on the Revlon stockholder rights plan was an individual claim because it was intended to assist in the prosecution of its tender offer:

         There is little doubt that MacAndrews' attack on the Revlon Rights Plan is intended to assist its tender offer. To that end, it claims a "particular" injury in paragraph 35 of the Complaint. Its position is thus unlike that of the plaintiff in Moran, whose claims were deemed derivative. Thus, Counts II and III which attack the Rights Plan as unauthorized under the DGCL may be viewed as stating individual claims.

1985 WL 21129, at *4 (Ex. C). The Court also rejected the defendants' argument that because the plaintiff was pursuing its claims in aid of its intention to acquire the company, it was an inadequate representative of Revlon's shareholders. See id., at *5. The

Delaware Supreme Court ultimately affirmed the ruling by the Court of Chancery that the plaintiffs would suffer irreparable injury without an injunction since the plaintiffs' "opportunity to bid for Revlon [would be] lost." Revlon, Inc.,
v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 184 (Del. 1986).

         11. Tate & Lyle makes clear that a potential acquiror has standing to challenge defensive measures in an individual action. Citing MacAndrews & Forbes, the Court held that plaintiffs had adequate standing as potential acquirors:

         Staley has also argued that the plaintiffs, who bring this action in an individual capacity, lack standing to challenge compensation payments because such a claim is a stockholder derivative claim. Plaintiffs, however, brought this claim as a potential acquiror in an effort to assist their tender offer, thus giving them standing.

Tate & Lyle, 1988 WL 46064, at *8 (Ex. A), (internal citations omitted) (citing MacAndrews & Forbes, 1985 WL 21129 (Ex. C)).

         12. That result was consistent with the Court's observation in GM Sub Corp. v. Liggett Group, 1980 WL 6430 (Del. Ch.) (Ex. D). There, GM Sub, a wholly owned subsidiary of Grand Metropolitan Limited, formed to make a tender offer for Liggett's stock, sued to enjoin an agreement entered into by Liggett that GM Sub claimed "was made for the purpose of thwarting the tender offer and . . . perpetuating management in office." Id. at *1 (Ex. D). The Court made the following comment:

         I also note that GM Sub's suit is not brought derivatively on behalf of the corporation, but rather it appears to be one brought by a shareholder making a tender offer in an effort to provide assurance that nothing will happen to cause it to deprive its fellow shareholders of an opportunity to sell their shares at a profit.

Id. at *2 (Ex. D); see also Packer v. Yampol, 1986 WL 4748, at *13 (Del. Ch.) (Ex. E) (where defendants allegedly were obstructing an active proxy fight by plaintiffs, plaintiffs' action to remove the obstructions was individual); R. Franklin Balotti & Jesse A. Finkelstein, THE DELAWARE LAW OF CORPORATIONS & BUSINESS ORGANIZATIONS 'SS' 13.7 at 13-18 (2001) ("Action taken to prevent a specific stockholder from conducting a proxy contest or a tender offer may constitute `particular injury' to that stockholder, and thus the claim may be asserted individually.").

         13. The NCS Defendants' contention that no fiduciary duty was owed to Omnicare prior to July 29, 2002 misses the point. "What gives rise to an individual or a class claim is not the nature of the fiduciary duty owed but the nature of the injury flowing from a violation of the duty." Ward, Welch & Turezyn, FOLK ON THE DELAWARE GENERAL CORPORATE LAW 'SS' 327.2.1.4, n. 37, citing In re TriStar Pictures, Inc. Litigation, 1990 WL 82734 (Del. Ch.), rev'd in part, 634 A.2d 319 (Del. 1993). Accordingly, the injury flowing to Omnicare from the defendant NCS directors' violations of their duties gives rise to an individual claim that Omnicare has standing to pursue.

         14. This Court has recognized the appropriateness of entertaining a bidder's breach of fiduciary duty claims regardless of whether the bidder owns any stock in the target if failure to do so would "disserve the interests of the parties and the public." Emerson Radio Corp. v. International Jensen, Inc., 1996 WL 483086, at *14 (Del. Ch.) (Ex. F); see also J. Travis Laster, The Line Item Veto and Unocal: Can a Bidder qua Bidder Pursue Unocal Claims Against a Target Corporation's Board of Directors, 53 BUS. LAW. 767, 793-97 (1998) (endorsing policy-based approach to standing). Particularly in light of the fact that the NCS Defendants waited until substantial discovery and motion practice had occurred before filing their motion (and that Genesis, which had never filed a memorandum in support of its own previously filed motion relating to standing, simply joined in the NCS Defendants' arguments), the interests of the parties and the public would clearly be disserved if Omnicare's breach of fiduciary duty claims, brought in its capacity as a bidder for NCS, were not adjudicated.

         15. The NCS Defendants are not availed by the cases upon which they rely. For example, In re Gaylord Container Corp Shareholder Litig, 747 A.2d 71 (Del. Ch. 1999), states that if the challenged board action is "adopted in response to an actual acquisition proposal, the bidder and shareholders aligned with the bidder may challenge the rights plan (or other defensive measure) as affecting their individual interests as stockholders." Id. at 77 (footnotes omitted). The Court further noted that where, as here (see Point II, infra), "the entrenching actions of a corporate board have the purpose and effect of reducing the voting power of stockholders, the affected shareholders may bring an individual action." Id. at 83 (citation omitted).

         16. Nor are the NCS Defendants availed by Brown v. Automated Marketing Sys., Inc., 1982 WL 8782 (Del. Ch.) (Ex. G), which merely stands for the unremarkable proposition that a stockholder who acquired his shares after the alleged fiduciary breach but was not seeking to acquire control has no standing to assert derivative claims, see id. at *1-2 (Ex. G), or by UH Acquisition Co.
v. Barbo, 1994 WL 34688 (Del. Ch.) (Ex. H), which involves the wholly inapplicable context of limited partnership law.


II.  OMNICARE HAS STANDING TO ASSERT
     INJURY TO ITS OWN VOTING RIGHTS

         17. The Second Amended Complaint also asserts a claim arising from Omnicare's rights with respect to the voting strength of the shares of Class A common stock it currently owns. Specifically, Omnicare alleges that the Voting Agreements automatically converted to Class A shares the shares of Class B common stock owned by Messrs. Outcalt and Shaw, meaning that they are entitled to one vote per share, not ten. If Omnicare prevails, the shares of NCS Class B common stock transferred pursuant to the Voting Agreements will no longer control 68% of the total voting power of all NCS stockholders, but rather will be diminished to one tenth of that strength. Omnicare, therefore, has standing to seek a declaratory judgment establishing the relative voting strength of its own shares by declaring the legal status of the shares purportedly transferred pursuant to the Voting Agreements. The prospect of an injury to Omnicare relating to its voting rights gives rise to a viable individual claim because those voting rights are contractual rights possessed by Omnicare as an NCS stockholder and are independent of any rights belonging to NCS.

         18. This is obviously not a derivative claim. Indeed, a declaratory judgment that the Voting Agreements have converted the shares of Class B common stock owned by Messrs. Outcalt and Shaw to Class A shares would not affect all NCS stockholders in the same way. Most notably, Outcalt, Shaw, and Genesis certainly would not benefit from a ruling that the shares of Class B common stock covered by the Voting Agreements had automatically converted to Class A shares and, thus, have only one-tenth of the voting strength that Genesis thought it was acquiring. Thus, Omnicare has alleged a special and direct injury to itself, i.e., an injury that is separate and distinct. See Lipton, 514 A.2d at 1078 (affirming Court of Chancery ruling that complaint seeking to enjoin exchange agreement enacted in response to plaintiff's accumulation of stock alleged "special injury" in the form of interference with voting rights so as to support individual claim); see also Williams, 1987 WL 11285, at *3 (Ex. B)

("This Court has frequently recognized that claims alleging infringement of voting rights are individual claims.") (citations omitted).

         19. In Lipton, following reports that News International had quickly become Warner Communications' largest stockholder through open market purchases, Warner and Chris-Craft entered into an exchange agreement pursuant to which Chris-Craft received a 19% interest in Warner, effectively giving it a veto over certain transactions requiring 80% stockholder approval. News International then brought an action alleging that the agreement deprived it of voting rights as a Warner stockholder. When that action was settled, other Warner stockholders moved to intervene for the purpose of vacating the dismissal, claiming that the action was derivative, and, thus, could not be dismissed without a hearing and judicial review. Vice Chancellor Walsh held that the claim was individual and declined to vacate the dismissal, and the Delaware Supreme Court affirmed:

         [U]nlike the plaintiffs in Moran [v. Household International, Inc., 490 A.2d 1059 (Del. Ch. 1985), aff'd, 500 A.2d 1346
         (Del. 1986)], News alleges harm to one of its contractual rights. Specifically, it contends that the Warner/Chris-Craft exchange agreement violated its voting rights by securing for Warner management veto power over all shareholder actions subject to the 80% supermajority voting requirement. We find that this allegation constitutes special injury to News under Elster [v. American Airlines, Inc., 100 A.2d 219 (Del. Ch.
         1953)], thus forming the basis of a viable individual cause of action against Warner. The right to vote is a contractual right that News possesses as a shareholder of Warner which is independent of any right of Warner. The alleged interference with that right meets the requirements of Elster and Moran in setting forth an individual action. A shareholder who suffers an injury peculiar to itself should be able to maintain an individual action, even though the corporation also suffers an injury from the same wrong.

Lipton, 514 A.2d at 1079 (footnote and citations omitted).(4)


----------
(4) In contrast to the scenario in Lipton, the entrenchment claim in Moran based upon the directors' restriction of proxy machinery was held to be derivative because no stockholder was engaged in a proxy battle. See Ward, Welch & Turezyn, FOLK ON THE DELAWARE GENERAL CORPORATE LAW 'SS' 327.2.1.3, n. 33.

         20. The Delaware Supreme Court again addressed the distinction between derivative and individual claims in In re TriStar Pictures, Inc. Litigation, 634 A.2d 319 (Del. 1993). There, stockholders challenged the issuance of shares that gave Coca-Cola 80% ownership of TriStar. After Sony acquired TriStar in a cash-out merger, the defendants moved to dismiss, arguing that the claims were derivative and that the plaintiffs' standing was extinguished by the Sony merger. The Court of Chancery agreed in part and dismissed certain claims as derivative. The Delaware Supreme Court, however, ruled that the minority stockholders had suffered special injury in the form of voting-power dilution by reason of a relative diminution in their "proportionate influence over corporate affairs." Id. at 330 (footnote omitted). Such harm goes to the impact of an individual stockholder's vote, and was visited only upon the minority stockholders. See id. at 330-34. Consequently, the plaintiffs had suffered a special injury that survived the ensuing Sony merger.

         21. Similarly, here, Omnicare faces special harm in the form of voting-power dilution absent a declaratory judgment that the shares transferred pursuant to the Voting Agreements automatically converted to Class A shares. Omnicare's claim for relief from that harm is not derivative, and Omnicare has standing to assert that claim.

         22. Finally, the NCS Defendants' argument that Omnicare lacks standing to assert a claim arising from a violation of NCS's Charter prior to Omnicare's purchase of NCS stock is wrong. The injury of which Omnicare complains is not simply the fact that the NCS Charter was violated, but that, absent declaratory relief, the shares of Class B common stock covered by the Voting Agreements will exercise ten times the voting strength to which they are entitled at the meeting to be held to vote on the Genesis Merger Agreement, thus diluting

Omnicare's voting rights at that meeting. This is not an injury that occurred at some point in the past, but rather a prospective threat to Omnicare's voting rights and, thus, an injury for which Omnicare has standing to seek relief.


                                   CONCLUSION
                                   ----------

         Accordingly, Omnicare respectfully requests that the Court deny the motion.

                                   POTTER ANDERSON & CORROON LLP
Of Counsel:

Robert C. Myers                    By: /s/ John M. Seaman
                                       -------------------------------------
Seth C. Farber                         Donald J. Wolfe, Jr.
James P. Smith III                     Kevin R. Shannon
David F. Owens                         Michael A. Pittenger
Melanie R. Moss                        John M. Seaman
DEWEY BALLANTINE LLP                   Hercules Plaza
1301 Avenue of the Americas            1313 N. Market Street
New York, New York  10019-6092         P.O. Box 951
(212) 259-8000                         Wilmington, DE 19899
                                       (302) 984-6000

Dated:  October 17, 2002               Attorneys for Plaintiff Omnicare, Inc.

                             CERTIFICATE OF SERVICE
                             ----------------------

         I hereby certify that on October 17, 2002, I caused the within document to be served on the following counsel of record in the manner indicated below:

         BY HAND
         Edward P. Welch, Esquire
         Skadden, Arps, Slate, Meagher & Flom LLP
         Rodney Square
         P.O. Box 636
         Wilmington, Delaware 19899

         BY HAND
         David C. McBride, Esquire
         Young Conaway Stargatt & Taylor LLP
         1000 West Street, 7th Floor
         Wilmington, Delaware 19899

         BY HAND
         Jon E. Abramczyk, Esquire
         Morris Nichols Arsht & Tunnell LLP
         Chase Manhattan Centre, 18th Floor
         1201 North Market Street
         P.O. Box 1347
         Wilmington, DE 19899-1347

         BY HAND
         Michael Weidinger, Esquire
         Morris, James, Hitchens & Williams
         222 Delaware Avenue
         Wilmington, DE 19801

                                                /s/ John M. Seaman
                                                ------------------
                                                John M. Seaman